July 10, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Staff Accountant
Amanda Kim, Staff Accountant

Re:	SITO Mobile, Ltd.
Form 10-K for the fiscal year ended September 30, 2014
Filed December 2, 2014
File No. 000-53744

Ladies and Gentlemen:

SITO Mobile, Ltd. (the "Company") hereby responds to the Staff's comment raised in the Staff’s letter dated March June 8, 2015. For ease of reference, the Staff's comment is reproduced below in its entirety, and the Company's response immediately follows.

Form 10-K for the fiscal year ended September 30, 2014

Item 15. Exhibits, Financial Statement Schedules, page 39

1.            We note in your response to prior comment no. 1 that on 4/2/15, you filed an amendment to your Form 8-K to include the latest required interim period (unaudited) that preceded the acquisition as part of your pro forma information. Please provide the latest required interim period (unaudited) that preceded the acquisition with the corresponding interim period of the preceding year (unaudited) or tell us why you believe such information is not required. We refer you to Rule 8-04 and 8-05 of Regulation S-X as well as Item 9.01 of Form 8-K.

Response: Simultaneously with the filing of this letter, the Company has filed an amendment to its Form 8-K to include the required financial statements for the nine months ended June 30, 2013.

Should you have any questions or comments with respect to the foregoing, please contact Marcelle S. Balcombe of Sichenzia Ross Friedman Ference LLP, at 212-930-9700.

Very truly yours,

/s/ Kurt Streams

Kurt Streams
Chief Financial Officer